VIA EDGAR

June 4, 2009

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236) -- Post-Effective Amendment No. 102

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to the comments that you provided to Elizabeth Davin on Friday, May 15, 2009, concerning the Registration Statement for Class R2 Shares of JPMorgan Diversified Mid Cap Growth Fund and Institutional Class Shares of JPMorgan Core Plus Bond Fund (the “Core Plus Bond Fund” or the “Fund”) and JPMorgan Short-Intermediate Municipal Bond Fund of JPMorgan Trust II (the “Trust”).  Your comments were limited to the Core Plus Bond Fund prospectus and are repeated below, followed by the Trust’s response.   Please let me know if you have any questions concerning our response.

Fund Summary – Principal Investment Strategies and Risks

1.

Comment:  If the Core Plus Bond Fund has a specific duration strategy or manages duration to a particular benchmark, please describe the duration strategy in the Fund summary.  If there is such a strategy and it changes, please explain what kind of notice would be provided to shareholders.

Response:  While the Adviser considers and monitors duration relative to the benchmark in the management of the Fund, the Fund is designed to be flexible and therefore, does not have a specific duration strategy that should be disclosed in the prospectus.

2.

Comment:  The Fund summary for the Core Plus Bond Fund contains the following disclosure:

“JPMIA will invest across the credit spectrum to provide the Fund exposure to various credit rating categories.  Under normal conditions, at least 65% of the Fund’s total assets must be invested in securities that, at the time of purchase, are rated investment grade or better by Moody’s, S&P, Fitch Ratings (Fitch) or the equivalent by another national rating organization, or in securities that are unrated but are deemed by the adviser to be of comparable quality.  The balance of the Fund’s assets are not required to meet any minimum quality rating although the Fund will not, under normal circumstances, invest more than 35% of its total assets in below investment grade securities (or the unrated equivalent). Such securities may include so called ‘distressed debt’ (i.e., securities of issuers experiencing financial or operating difficulties or operating in troubled industries that present attractive risk-reward characteristics.”

Describe the circumstances under which the Core Plus Bond Fund would invest greater than 35% of its total assets in below investment grade securities or the unrated equivalent.

Response:  The Prospectus indicates that the Fund will invest at least 65% of the Fund’s total assets in investment grade securities “under normal market conditions.”  The reference to “normal market conditions” is designed to provide the Core Plus Bond Fund with flexibility to exceed the 35% limitation to take advantage of yield opportunities or to respond to unusual market conditions that may make it difficult for the Fund to maintain 65% of the Fund’s total assets in investment grade securities, such as events in the credit markets that could cause a large number of investment grade securities to be downgraded.  During such events, it may be advantageous for the Core Plus Bond Fund shareholders if the Fund has the flexibility to maintain its holdings rather than being forced to sell downgraded securities into troubled markets, potentially causing or exacerbating losses to the Fund.

3.

Comment:  The Fund summary indicates that the Core Plus Bond Fund may utilize mortgage-related securities.  Does the Fund currently invest in these types of securities?  These securities may be thinly traded and pose significant risk.

Response:  The Trust confirms that the Core Plus Bond Fund invests in mortgage-related securities.  In connection with such investments, the Core Plus Bond Fund’s prospectuses contains risk disclosure specific to mortgage-related securities.  The current prospectus dated October 27, 2009 for the Class R2 Shares and the current prospectuses dated July 1, 2008 for all other share classes of the Core Plus Bond Fund and the prospectus for the Institutional Class Shares of the Core Plus Bond Fund contain the following risk disclosure specific to mortgage-related securities:

Prepayment and Call Risk.  As part of its main investment strategy, the Fund invests in mortgage-backed and asset-backed securities. The issuer of these securities and other callable securities may be able to repay principal in advance, especially when interest rates fall. Changes in prepayment rates can affect the return on investment and yield of mortgage- and asset-backed securities. When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield. The Fund also may fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss. Furthermore, some asset-backed securities may have additional risk because they may receive little or no collateral protection from the underlying assets, and are also subject to the risk of default described under “Credit Risk.” The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages.

CMO, IO & PO Risk.  Collateralized mortgage obligations (CMOs) are issued in multiple classes, and each class may have its own interest rate and/or final payment date. A class with an earlier final payment date may have certain preferences in receiving principal payments or earning interest. As a result, the value of some classes in which the Fund invests may be more volatile and may be subject to higher risk of nonpayment.

The values of interest-only (IO) and principal-only (PO) mortgage-backed securities are more volatile than other types of mortgage-related securities. They are very sensitive not only to changes in interest rates, but also to the rate of prepayments. A rapid or unexpected increase in prepayments can significantly depress the price of interest-only securities, while a rapid or unexpected decrease could have the same effect on principal-only securities. In addition, because there may be a drop in trading volume, an inability to find a ready buyer, or the imposition of legal restrictions on the resale of securities, these instruments may be illiquid.

In addition, in connection with the Core Plus Bond Fund’s annual update that will go into effect on July 1, 2009,1 the following disclosure will be added to all of the Core Plus Bond Fund’s prospectuses including the Institutional Class Share Prospectus:

Redemption Risk.  The Fund may need to sell its holdings in order to meet shareholder redemption requests.  The Fund could experience a loss when selling securities to meet redemption requests if the redemption requests are unusually large or frequent, occur in times of overall market turmoil or declining prices for the securities sold, or when the securities the Fund wishes to or is required to sell are illiquid.  The Fund may be unable to sell illiquid securities at its desired time or price.  Illiquidity can be caused by a drop in overall market trading volume, an inability to find a ready buyer, or legal restrictions on the securities’ resale.  Certain securities that were liquid when purchased may later become illiquid, particularly in times of overall economic distress.

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1 It is anticipated that the Institutional Class Shares will commence operations on or around June 19th shortly before the effectiveness of the July 1, 2009 annual update for the Core Plus Bond Fund.  The new Institutional Class Shares are being registered in anticipation of a proposed merger of the JPMorgan Bond Fund into the Core Plus Bond Fund which, if approved by shareholders at their meeting on June 15, 2009, will close as of the close of business on June 26, 2009.  Because it is our practice to maintain consistent risk and strategy disclosure across prospectuses for a particular fund, the “Redemption Risk” disclosure included in response to comment 3 and the revised disclosure included in response to comment 4 will not be added to the Institutional Class Shares prospectus until the July 1, 2009 annual update.  By including the revised disclosure in the July 1, 2009 prospectuses, the Core Plus Bond Fund will be able to maintain uniformity of risk disclosure across share classes without incurring the expense of supplementing the Fund's existing prospectuses for a short period of time.

The Trust believes that this disclosure adequately informs existing and potential Fund shareholders of the significant risks in the trading of such securities.

4.  Comment:  The Fund summary for the Core Plus Bond Fund provides as follows:

Up to 35% of the Fund’s net assets may be invested in foreign securities, including securities denominated in foreign currencies (some of which may be below investment grade securities subject to the limitations on such securities set forth above).

Please revise this section to disclose more plainly the amount of foreign securities that may be below investment grade.

Response:  In connection with the Core Plus Bond Fund’s annual update that will go into effect on July 1, 20091, the following disclosure will be added to all of the Core Plus Bond Fund’s prospectuses, including the Institutional Class Share Prospectus:

“Up to 35% of the Fund’s net assets may be invested in foreign securities, including securities denominated in foreign currencies (some of which may be below investment grade securities or the unrated equivalent).   The Fund’s investments in below investment grade securities or the unrated equivalent including below investment grade foreign securities will not, under normal circumstances, exceed more than 35% of the Fund’s total assets.”

5.

Comment:  Please describe the extent to which derivatives may be used by the Core Plus Bond Fund and indicate any limits applicable to the Fund’s investments in derivatives.

Response:  The Prospectus discloses that the Fund utilizes derivatives as a principal investment strategy and includes detailed risk disclosure.  As disclosed in the prospectus, the Fund may use derivatives as a substitute for securities in which the Fund can invest, as tools in the management of portfolio assets, and for hedging, risk management, or to increase income or gain to the Fund. There is no specific percentage limitation applicable to investments in derivatives, and the Fund would be able to utilize such instruments to the extent permitted by the Investment Company Act of 1940.  Please note, however, that although the prospectus retains flexibility with respect to derivatives, the Fund mainly invests in bonds and other debt securities, segregates or earmarks liquid assets to cover its open derivative positions in accordance with Staff guidance, and does not typically leverage its portfolio except to the extent that its use of derivatives could be considered a form of economic leverage.

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We acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 614 248-5749.

Very truly yours,

/s/ Jessica K. Ditullio.

Jessica K. Ditullio, Esq.